Exhibit 12

RATIO OF EARNINGS TO FIXED CHARGES

Union Pacific Corporation and Subsidiary Companies

Millions of Dollars, Except for Ratios	2008	2007	2006	2005	2004
Fixed charges:
Interest expense including amortization of debt discount	$511	$482	$477	$504	$527
Portion of rentals representing an interest factor	226	237	243	220	206
Total fixed charges	$737	$719	$720	$724	$733
Earnings available for fixed charges:
Net income	$2,338	$1,855	$1,606	$1,026	$604
Equity earnings net of distributions	(53)	(69)	(59)	(48)	(47)
Income taxes	1,318	1,154	919	410	252
Fixed charges	737	719	720	724	733
Earnings available for fixed charges	$4,340	$3,659	$3,186	$2,112	$1,542
Ratio of earnings to fixed charges	5.9	5.1	4.4	2.9	2.1